Exhibit 99.2

Company Registration No. 9425113

Ferroglobe PLC

(Formerly VeloNewco Limited)

Report and Financial Statements

Period ended 31 December 2015

Ferroglobe PLC

Report and financial statements 2015

Ferroglobe PLC

Report and financial statements 2015

Officers and professional advisers

Directors

J López Madrid	(appointed 5 February 2015)
D Barger	(appointed 23 December 2015)
B L Crockett	(appointed 23 December 2015)
S Eizenstat	(appointed 23 December 2015)
T Garcia Madrid	(appointed 23 December 2015)
G Hamilton	(appointed 23 December 2015)
A Kestenbaum	(appointed 23 December 2015)
J Monzón	(appointed 23 December 2015)
J Villar-Mir de Fuentes	(appointed 23 December 2015)
J M Calvo Sotelo	(appointed 5 February 2015, resigned 23 December 2015)
M Guerrero Aullo	(appointed 5 February 2015, resigned 6 February 2015)
C I Cerdán Molina	(appointed 6 February 2015, resigned 23 December 2015)

Company Secretary

S Lebowitz	(appointed 23 December 2015)
C I Cerdán Molina	(appointed 13 October 2015, resigned 23 December 2015)

Registered Address

c/o Legalinx Limited

One Fetter Lane

London EC4A 1BR

United Kingdom

Bankers

BNP Paribas

London Branch

10 Harewood Avenue

London, NW1 6AA

Auditor

Deloitte LLP

Chartered Accountants and Statutory Auditor

London

Ferroglobe PLC

Introduction

Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales. Headquartered in London, United Kingdom, Ferroglobe (encompassing its subsidiaries Globe and FerroAtlántica) is a global leader in the growing silicon and specialty metals industry with an expanded geographical reach, building on Globe’s footprint in North America and FerroAtlántica’s footprint in Europe.

The Company (formerly known as VeloNewco Limited), was incorporated as a private limited liability company in the United Kingdom on 5 February 2015, as a wholly-owned subsidiary of Grupo VM. On 23 December 2015, following receipt of all required regulatory clearances and approvals, FerroAtlántica and Globe combined their businesses under Ferroglobe to create one of the largest producers worldwide of silicon metal and silicon- and manganese-based alloys. Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of FerroAtlántica in exchange for 98,078,161 newly issued Class A Ordinary Shares of Ferroglobe, after which FerroAtlántica became a wholly-owned subsidiary of Ferroglobe. Immediately after, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Globe, and each outstanding share of common stock, par value $0.0001 per share, of Globe was converted into the right to receive one newly issued Ordinary Share of Ferroglobe. After these steps, Ferroglobe had 171,838,153 Company Ordinary Shares in issue, of which approximately 57% were owned by Grupo VM and the remainder by the former Globe shareholders.

On 24 December 2015, the Ordinary Shares were listed for trading on the NASDAQ in U.S. dollars under the symbol “GSM”. Prior to completion of the Business Combination, shares of Globe’s common stock were registered pursuant to Section 12(b) of the Exchange Act. Globe’s common stock was suspended from trading on the NASDAQ prior to the open of trading on 24 December 2015.

The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our directors’ remuneration report, strategic report, directors’ report and required financial information (including our statutory accounts and statutory auditor’s report for the reporting period commencing 23 December 2015 and ending 31 December 2015), which together comprise our U.K. annual reports and accounts for the period ended 31 December 2015 (the “U.K. Annual Report”).

We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2015 Form 20-F. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under the Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law. We have incorporated by reference in the U.K. Annual Report certain information required by the Companies Act from the 2015 Form 20-F, which information is an important part of the U.K. Annual Report, and is deemed to be part hereof. Investors may obtain any of these documents, without charge, from the SEC at the SEC’s website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.

The capitalised terms used throughout the U.K. Annual Report are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms “we,” “our,” “our company” and “us” may refer, as the context requires, to Ferroglobe or collectively to Ferroglobe and its subsidiaries.

Ferroglobe PLC

Strategic report

For a description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the following sections of the 2015 Form 20-F: Part I, Item 3, Key Information, Item 4, Information on the Company, Item 5 Operating and Financial Review and Prospects, and Item 11, Quantitative and Qualitative Disclosures About Market Risk, which sections are herein incorporated by reference.

Key Performance Indicators (“KPIs”)

The Board is considering the most important KPIs for 2016. Those set out below will be at the core, although a review of relevant metrics – both financial, operational, and other such as safety and environmental – is currently underway to determine if further short, medium, and long term performance metrics should be added.

As Ferroglobe only began operating as a combined entity on 23 December 2015 on completion of the Business Combination, it is not possible to provide KPI information for 2015.

At the corporate level, the principal KPIs that we use for measuring the overall performance of our business, which are also part of our compensation structure for the key executives, are as follows:

•	EBITDA, adjusted in accordance with Company’s adjustments announced as part of its earnings reports. We also consider adjusted EBITDA margin (measured as adjusted EBITDA/revenues) as a significant indicator of our performance.

•	Free cash-flow, which represents EBITDA plus or minus working capital changes, capex (other than required for safety or environmental matters), taxes and net interest.

•	Working capital (measured as inventories, plus trade and other receivables, minus trade and other payables) improvement, especially in the short term in order to achieve the announced working capital synergies.

Other KPIs are under analysis, with emphasis on including some measure of return on capital employed.

At the operating level we also use the following key metrics, which are linked to our ability to operate and sell efficiently, and which are taken into consideration in the compensation structure for the executives in the different operating areas of the group:

•	Production costs and benchmarking against prior years.

•	Production rates (in tons per day) as a measure of overall technical performance of our facilities benchmarked against prior years.

•	Selling prices, comparison to indexes and gross margin on sales.

•	Total recordable incident rate, which is a measure of our safety performance.

In addition, in 2016 and 2017, a special emphasis is being placed on achieving the announced synergies in connection with the Business Combination and on ensuring a successful integration of FerroAtlántica and Globe into a single well-functioning organisation.

Employees

As at 31 December 2015, the Group had:

•	nine directors, all of whom were male;

•	298 senior managers, of whom 242 were male and 56 were female; and

•	4,201 employees, of whom 3,786 were male and 415 were female.

Ferroglobe PLC

Environment and other social matters

Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for the environment and the health and safety, and well-being of employees and the general public.

The Strategic Report for the financial period ended 31 December 2015 has been reviewed and approved by the Board on 29 May 2016.

Stephen Lebowitz

Company Secretary

Directors’ report

Directors

The directors of the Company, who held office from 23 December 2015 (save for Javier López Madrid, who held office from 5 February 2015) and up to 31 December 2015, were as follows:

Alan Kestenbaum	Director, Executive Chairman and Principal Executive Officer

Javier López Madrid	Director and Executive Vice-Chairman

Donald G. Barger, Jr.	Non-executive Director

Bruce L. Crockett	Non-executive Director

Stuart E. Eizenstat	Non-executive Director

Tomás García Madrid	Non-executive Director

Greger Hamilton	Non-executive Director

Javier Monzón	Non-executive Director

Juan Villar-Mir de Fuentes	Non-executive Director

In addition, Miguel Guerrero Aulló and José Maria Calvo-Sotelo were directors of the Company from the date of incorporation of the Company on 5 February 2015 until 6 February 2015 and 23 December 2015, respectively, and Clara Cerdán Molina was a director of the Company from 6 February 2015 until 23 December 2015.

Directors’ indemnities

As permitted by the Company’s articles of association, each director is covered by appropriate directors’ and officers’ liability insurance and as required by such articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. Under his employment agreement with Globe, dated 27 January 2011, as amended on 22 February 2015 (the “Amendment”) (together, the “Employment Agreement”), Mr. Kestenbaum has the benefit of an indemnity in respect of all claims arising from or relating to his performance of his duties to the fullest extent permitted by law and/or Globe’s directors’ and officers’ liability insurance or articles of association or other applicable document in respect to any and all actions, suits, proceedings, claims, demands, judgments, losses, damages and reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket attorney’s fees and expenses) resulting from his good faith performance of his duties and obligations with Globe or any of its affiliates or as the fiduciary of any benefit plan of Globe or its affiliates. In addition, Globe has agreed to cover Mr. Kestenbaum under its directors’ and officers’ liability insurance during the six-year period following his termination of employment in the same amount and to the same extent that Globe covers its other officers and directors during such period. The provisions of the indemnity were in force during the period under review.

Company details and branches outside the U.K.

The Company is a public limited company incorporated under the laws of England and Wales with registered number 9425113. The Company’s registered address is c/o Legalinx Ltd, One Fetter Lane, EC4A 1BR London, United Kingdom. The company has no overseas branches.

Share repurchases

The Company has not acquired any of its own shares since its incorporation on 5 February 2015.

Dividend

On 3 February 2016, the Board declared a quarterly dividend in the amount of $0.08 per Company Ordinary Share payable on 14 March 2016 to shareholders of record at the close of business on 26 February 2016. The

Dividend (continued)

Company has identified that it had insufficient distributable reserves to pay such dividend, the effect of which is that the dividend was not paid in accordance with the Companies Act. A resolution has been proposed in the notice of Annual General Meeting to rectify the position following the completion of the ongoing capital reduction process to create and make available to the Company distributable reserves (as envisaged prior to the consummation of the Business Combination pursuant to the proxy statement/prospectus on Form F-4 filed with the SEC and declared effective on 11 August 2015).

The Company intends to maintain its policy of paying quarterly dividends. The declaration and payment of future dividends to shareholders and the amount of any such dividends will be at the discretion of the Board.

Political donations

The Company has not made any political donations, or incurred any political expenditure in the period under review. In addition, the Company has not made any contributions to a non-EU political party during the period under review.

Employee policies

Ferroglobe has a culture of continuous improvement through investment in people at all levels within Ferroglobe. Ferroglobe is committed to pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe supports the principle of equal opportunities in employment and opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

It is Ferroglobe’s policy to encourage applications for employment from disabled people and to assist with their training and development, particularly in light of their aptitudes and abilities. If an existing employee becomes disabled, it is Ferroglobe’s policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training, career development, and promotion to the disabled employee to the fullest extent possible, unless such accommodation would cause the employer an undue hardship.

Greenhouse gas emissions

This Directors’ Report does not include information on emissions of carbon dioxide. Neither the legacy Globe business nor the legacy FerroAtlántica business recorded such emissions information on a group wide basis, although certain local operations collected and reported information in compliance with local, state, and federal environmental laws. Therefore, for the purposes of this Directors’ Report, being the first period the Company has operated as a combined business, the cost of collecting the information and estimating emissions was not considered to be proportionate to the benefit. The Company will provide its first year of emission information in its U.K. annual report for the year ending 31 December 2016.

Financial risk management objectives/policies and hedging arrangements

Please refer to Part I, Item 11 (Quantitative and Qualitative Disclosures About Market Risk) of the 2015 Form 20-F, for information on Ferroglobe’s financial risk management objectives/policies and hedging arrangements.

Events since 31 December 2015

Dividend

On 3 February 2016, the Board approved a special dividend of $0.08 per share, which was paid on 14 March 2016 to shareholders of record at the close of business on 26 February 2016.

Litigation

On 10 February 2016, in connection with the settlement of the shareholder suit bought on behalf of Globe’s former shareholders challenging the Business Combination, the Court of Chancery of the State of Delaware held a hearing on the plaintiffs’ motion to approve the proposed settlement, including final certification of the settlement class, and plaintiffs’ application for an award of attorneys’ fees and expenses. The Court approved the settlement, including final certification of the settlement class, and awarded plaintiffs’ counsel $9,989,376.73 in attorneys’ fees and expenses. Following court approval of the settlement, Globe paid $32.5 million into a settlement fund to be held for the benefit of the settlement class. With respect to the attorneys’ fee and expense award, Globe’s insurers paid 85% of the award and Globe paid the remaining 15% of the award. Globe anticipates further discussions with the insurers toward reaching a final agreement with the insurers on reimbursement for a portion of the settlement fund and a final allocation of the attorneys’ fee and expense award.

Amendment to Grupo VM Shareholder Agreement

Ferroglobe entered into a shareholder agreement with Grupo VM on 23 December 2015 (the “Grupo VM Shareholder Agreement”). The Grupo VM Shareholder Agreement restricted, amongst other matters, the ability of Grupo VM and its affiliates from acquiring any additional Company Ordinary Shares. On 3 February 2016, during an in-person meeting of the Board, the Board approved the purchase of up to one per cent. of the Ordinary Shares by Javier López Madrid in the open market pursuant to Section 5.01(b)(vi) of the Grupo VM Shareholder Agreement (“JLM Shares”). In connection with the foregoing, Grupo VM and the Company, entered into Amendment No.1 to the Grupo VM Shareholder Agreement, dated as of 10 February 2016, which amended the Grupo VM Shareholder Agreement to disregard the JLM Shares from determining the percentage of the total aggregate issued and outstanding Company Ordinary Shares owned by Grupo VM and its affiliates. The Grupo VM Shareholder Agreement will terminate on the first date on which Grupo VM and its affiliates hold less than 15% of the outstanding Company Ordinary Shares.

Please see Item 7, Part I Major Shareholders and Related Party Transactions of the Company’s 2015 Form 20-F for further information on the Grupo VM Shareholder Agreement.

Future developments

As part of its strategy to better serve customers, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher grade silicon metal, solar grade silicon metal or new foundry products.

The Group is continuously pursuing growth opportunities by the acquisition of industrial facilities or companies that operate in the same sector and products, and which are deemed to be potentially valuable for the Group. No decision or formal commitment has been entered into at the date of reporting, but at any given point in time several alternatives are under analysis. It is likely that in the short to medium term at least one of such projects could materialise.

Research and development

Please refer to Part I, Item 4, Information on the Company of the 2015 Form 20-F, for information on Ferroglobe’s research and development.

Going concern

The directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, as discussed in Note 1 to the financial statements, and have therefore prepared the Financial Statements on a going concern basis.

Statement of disclosure to the Company’s U.K. statutory auditor

In accordance with section 418 of the Companies Act, each director at the date of this Directors’ Report confirms that:

•	so far as he is aware, there is no relevant audit information of which the Auditor is unaware; and

•	he has taken all the steps he ought to have taken as director to make himself aware of any relevant audit information and to establish that the Auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act. Deloitte LLP has indicated its willingness to continue in office, and a resolution that it be re-appointed will be proposed at the Annual General Meeting.

By order of the Board on 29 May 2016,

Stephen Lebowitz

Company Secretary

Directors’ responsibilities statement

The directors are responsible for preparing the annual reports and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial period. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•	provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company’s website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

To the best of each directors’ knowledge:

•	the financial statements, prepared in accordance with the applicable accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

•	this Directors’ Report and the Strategic Report include a fair review of the development or performance of the business and the position of the Company and its subsidiaries and subsidiary undertakings taken as a whole, together with a description of the principal risks and uncertainties that they face;

•	the annual report and financial statements, taken as a whole are fair balanced and understandable and provide the information necessary for shareholders to assess the Company’s position, performance, businesss model and strategy; and

•	the responsibility statement was approved by the Board on 29 May 2016 and signed on its behalf by Donald Barger.

By order of the Board on 29 May 2016,

Donald Barger

Director

Directors’ Remuneration Report

Introduction

Dear Shareholder

As Chairman of the Compensation Committee, and on behalf of the Board, I am pleased to present the Directors’ Remuneration Report for the period ended 31 December 2015.

This is our first Directors’ Remuneration Report and covers a short financial period of only nine days. The Company has become the parent company of Globe and FerroAtlántica, as a result of the Business Combination. There has been a large amount of work undertaken to develop a directors’ remuneration policy for the newly combined businesses (the “Directors’ Remuneration Policy”) to enable this report to be produced for the Annual General Meeting. Under English law, we are required to seek approval from shareholders for the remuneration policy that will apply for directors. This resolution, alongside resolutions for the approval of an equity incentive plan and the approval of the annual report on remuneration (the “Annual Report on Remuneration”) will be presented for approval at the Annual General Meeting.

Legacy matters

The Company inherited certain legacy arrangements including the contractual terms of the Employment Agreement entered into by Globe with Mr. Kestenbaum who was the executive chairman of Globe (and now Ferroglobe), as well as a number of rolled-over equity based awards to both former Globe executives and non-executive directors. The Company is required to honour those contractual commitments and as part of this it is necessary to include them in our forward looking policy and to seek shareholder approval for such forward looking policy. The granting of equity-based compensation to non-executive directors is not part of our policy going forwards. Fees will be entirely in cash and, to provide alignment with shareholders, non-executive directors have voluntarily agreed to build and retain a shareholding worth twice their annual fees.

One of the challenges for the Compensation Committee has been to develop a remuneration policy for the new Group taking into account the historic remuneration practices of two different entities that now form part of a larger group. FerroAtlántica was a private family-owned European head-quartered business and Globe a U.S. publicly listed company. Ferroglobe is legally required to report remuneration for its directors for only the nine days since the Business Combination. However, the Compensation Committee has agreed, in order to provide shareholders with a more complete picture of historic remuneration arrangements, to include in this Directors’ Remuneration Report some of the remuneration disclosures that Globe has previously made.

Mr. Kestenbaum’s contractual annual bonus covers the 12 month period to 30 June 2016 (with separate provisions broadly covering the pre-and post-Business Combination periods) based on Globe’s financial performance as well as on strategic goals in relation to the Business Combination as detailed in the Annual Report on Remuneration. One of the tasks remaining for the Compensation Committee is to determine Mr. Kestenbaum’s annual bonus arrangements for the second six month period of the current financial year 2016, for which there are currently no agreed terms. These will be established under the Company’s policy in accordance with his existing contractual arrangements, which contain specific provisions requiring account to be taken of incentive awards made to other senior executives. This will be relevant in determining his annual bonus entitlement for that second half year period as well as for the first half of 2016, as explained in the Annual Report on Remuneration. The terms agreed will be fully disclosed in next year’s remuneration report.

Looking forward

Our remuneration philosophy and the Directors’ Remuneration Policy described in this Directors’ Remuneration Report for our Executive Directors have been developed and are applicable to all of our most senior executives, initially covering about ten roles (except for Mr. Kestenbaum and two other senior executives who remain under current Globe contractual arrangements). This ensures a coherent approach to this group of executives and aligns their business focus, pay and opportunity with the forward-looking policy for the Executive Directors.

Looking forward (continued)

The Directors’ Remuneration Policy provides base salaries at market norms with variable pay opportunities that will reward our executives for achieving demanding corporate performance targets. The Compensation Committee has concluded, given the challenges of integrating the two businesses, that for 2016, variable pay should give greater weighting to the short-term than long-term than will apply in future years. This is to ensure sufficient focus on the shorter term priorities of integrating the businesses, achieving working capital savings, maximising free cash flow and achieving cost synergies as soon as possible.

With respect to Mr. Kestenbaum, appropriate discussions will be held prior to expiration of his Employment Agreement on 31 December 2016. The Company hopes to reach an agreement with him that would result in him entering into a service contract that is substantially on the terms of the Directors’ Remuneration Policy applicable to other Executive Directors.

The Compensation Committee recognises the importance of aligning our executives’ interests with those of our investors. Not only are executives required under the new Directors’ Remuneration Policy to defer part of their annual bonus into shares for three years but the Compensation Committee has also introduced share ownership guidelines for the Executive Directors of two times their base salary.

Moving the corporate head office to London has involved the relocation of executives. The general policy is that an allowance is to be paid to those executives who relocate equal to 20% of salary which may be paid at up to twice this amount for the first three years. This avoids the need for the Company to incur significant property purchase tax payments or other one off costs that could easily exceed one times annual salary if grossed up for income tax. The Compensation Committee will review annually the level of the allowance to be paid.

The Compensation Committee has worked extremely hard to be able to bring to you the Directors’ Remuneration Policy and other information contained in this Directors’ Remuneration Report. We still have work to do in the forthcoming months in finalising some of the outstanding matters referred to in this Directors’ Remuneration Report and will report back to you regarding these in next year’s report as well as during investor consultation during the year if this is considered appropriate. In the meantime I hope I can rely on your support at our Annual General Meeting.

Signed on behalf of the Board.

Javier Monzón

Chairman of the Compensation Committee

29 May 2016

Remuneration Policy

Objectives

The Directors’ Remuneration Report has been prepared in accordance with the provisions of the Companies Act and The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the “Regulations”). It is intended that the Directors’ Remuneration Policy, set out in this Directors’ Remuneration Report, if approved, will, for the purposes of section 226D(6)(b) of the Companies Act, take effect on 29 June 2016. The Directors’ Remuneration Policy as set out in this report will apply to the Company with effect from 1 January 2016.

The overall aim of our remuneration strategy is to provide appropriate incentives that reflect the Company’s high performance culture and values to maximise returns for our shareholders. In summary, we aim to:

•	attract, retain and motivate high calibre, high performing employees;

•	encourage strong performance and engagement, both in the short and the long term, to enable the Company to achieve its strategic objectives;

•	structure the total remuneration package so that a very significant proportion is linked to performance conditions measured over both the short term and longer term;

•	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

•	create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for directors.

There are no material differences in the forward looking Directors’ Remuneration Policy for our Executive Directors compared to our senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. The foregoing does not apply to legacy arrangements that currently apply to Mr. Kestenbaum and two members of senior management of Globe. For our wider employee population the Company aims to provide remuneration structures and levels that reflect market norms.

Legacy Arrangements

The Company has become the parent company of Globe and FerroAtlántica, as a result of the Business Combination. Accordingly, a number of contractual commitments, including those entered into by Globe with Mr. Kestenbaum who was the executive chairman of Globe (and now Ferroglobe), remain in force. These are described in this Directors’ Remuneration Report. It is a provision of this Directors’ Remuneration Policy that the Company will: (a) honour legacy arrangements with Mr. Kestenbaum, including the implementation of incentive awards to ensure compliance with the contractual terms and (b) honour outstanding legacy share awards made to directors of the Company who were previously non-executive directors of Globe as set out in the Annual Report on Remuneration.

With respect to Mr. Kestenbaum, appropriate discussions will be held prior to expiration of his Employment Agreement on 31 December 2016. The Company hopes to reach an agreement with him that would result in him entering into a service contract that is substantially on the terms of the Directors’ Remuneration Policy applicable to Executive Directors, as described below.

Components of remuneration for Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Salary	A fixed salary commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates.	Reviewed annually, taking account of Group performance, individual performance, changes in responsibility and levels of increase for the broader employee population and market salary levels.	Not applicable.

Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.

Executive Directors may be paid a cash allowance in lieu of pension.

The maximum cash allowance is 20% of base salary. This includes contributions to the U.S. tax-qualified defined contribution 401(k) plan.

Not applicable.
Benefits	Attraction and retention of top talent.

Benefits may include but are not limited to medical cover, life assurance and income protection insurance.

Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation. Payment of such relocation allowances will be reviewed by the Compensation Committee on an annual basis.

Benefits will be provided as the Compensation Committee deems necessary including to take into account of perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.

Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum. The Company and the Compensation Committee will keep the cost of the benefits under review.

Not applicable.

Components of remuneration for Executive Directors (continued)

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
The Company provides all Executive Directors with directors’ and officers’ liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.
Annual bonus	Short-term performance-based incentive to reward achievement of annual performance objectives.

The Compensation Committee will determine an Executive Director’s actual bonus amount, subject to the achievement of quantitative and qualitative performance criteria.

At least two-thirds of the bonus will be based on financial metrics with the balance based on non-financial metrics.

The maximum bonus opportunity that may be awarded to an Executive Director is normally 200% of salary. However in 2016 it may be higher than this if the Compensation Committee determines that more focus should be given to shorter term measures for business integration reasons with a broadly equivalent reduction in long-term incentive. If the Compensation Committee provides higher annual bonus opportunities in any year its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these and other exceptional circumstances the limit will be 500% of salary.

No more than 25% of the maximum bonus payable for each performance condition will be payable for threshold performance.

The Compensation Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.

Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company. The Executive Director may be granted an additional long-term incentive award as described below of equal value (at maximum) to the amount of annual bonus deferred.

Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.

Components of remuneration for Executive Directors (continued)

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Long-term incentive awards	Focus Executive Directors’ efforts on sustainable strong long-term performance of the company as a whole, and to aid retention with multi-year vesting provision. Improves alignment of Executive Directors’ interests with those of the Company and shareholders.

Executive Directors are eligible for awards to be granted as decided by the Compensation Committee under the Company’s long-term incentive plan. Awards would normally vest three years after the date of grant. The Committee may determine whether or not awards are subject to achievement of performance targets measured over a three year period. Awards where the vesting is subject to achievement of performance targets will form at least two-thirds of the total long-term incentive awards granted to an Executive Directors in any financial year.

The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).

Maximum vesting is normally 200% of target (based on the face value of shares at date of grant).

There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.

The Compensation Committee will select the most appropriate performance measures for long-term incentive awards for each performance period and will set appropriately demanding targets.

Recovery and recoupment will apply to all long-term incentive awards for misstatement, error or gross misconduct.

Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.	Executive Directors, including the Executive Chairman, are recommended to hold a percentage of their salary in shares. This holding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required) be through the direct purchase of shares by the Executive Directors.	Not applicable.

Performance Criteria and Discretions

Selection of Criteria

The Compensation Committee annually assesses at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate

Selection of Criteria (continued)

for both annual bonus and long-term incentive awards to reflect the Company’s strategic initiatives for the performance period. The Compensation Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Compensation Committee sets demanding targets for variable pay in the context of the Company’s trading environment and strategic objectives and taking into account the Company’s internal financial planning, and market forecasts. Any non-financial goals will be well defined and measurable.

Discretions retained by the Compensation Committee in operating its incentive plans

The Compensation Committee operates the Group’s various plans according to their respective rules. In administering these plans, the Compensation Committee may apply certain operational discretions. These include the following:

•	determine the extent of vesting based on the assessment of performance;

•	determine “good leaver” status (as described below) and where relevant extent of vesting;

•	where relevant determine the extent of vesting in the case of share-based plans in the event of a change of control in accordance with the rules of the various plans; and

•	make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

The Compensation Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if an unexpected event (corporate or outside event) occurs which causes the Compensation Committee to reasonably consider that the performance conditions would not without alteration achieve their original purpose and the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.

Remuneration scenarios for Executive Directors

The charts below show the level of remuneration potentially payable to Executive Directors under different performance scenarios for the 2016 financial year:

Assumptions – Executive Chairman

The chart assumes that the Executive Chairman’s remuneration components for the 2016 financial year will be same as that for Globe’s financial year ended 30 June 2015, as disclosed on Globe’s Form 10-K/A filed with the SEC on 13 October 2015.

Fixed pay comprises base salary plus the value of benefits.

On-target performance comprises fixed pay plus target annual performance-based bonus of 50% of maximum as there is no actual target amount.

Maximum performance comprises fixed pay plus maximum annual performance-based bonus.

As no decision has yet been taken regarding the award of long-term incentive awards to the Executive Chairman for the financial year 2016 his total reward illustration does not reflect any such awards.

Assumptions – Executive Vice-Chairman

Fixed pay comprises base salary for 2016, benefits at an estimated level of 4% of salary, a normal level of expatriate allowance of 20% of base salary with an exceptional additional expatriate allowance of 20% of salary (for up to three years because of the particular circumstances of the relocation of the Ferroglobe business to London) and pension contribution of 20% of salary in accordance with the Directors’ Remuneration Policy.

On-target performance comprises fixed pay plus annual bonus of 215% of salary and long-term incentives of 115% of salary.

Maximum performance comprises fixed pay plus annual bonus of 200% of target and long-term incentives of 200% of target.

Approach to Recruitment Remuneration

The Compensation Committee expects any new executive directors to be engaged on terms that are consistent with the Directors’ Remuneration Policy (excluding the legacy arrangements) as set out in the policy table above.

The Compensation Committee recognises that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Compensation Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual which may require the Compensation

Approach to Recruitment Remuneration (continued)

Committee to take account of the terms of that individual’s existing employment and/or their personal circumstances. Examples of circumstances in which the Compensation Committee expects it might need to do this are:

•	where an existing employee is promoted to the board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long-term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee’s home country;

•	where an individual is relocating in order to take up the role, in which case the Company may provide certain one-off benefits in addition to benefits set out in the policy table such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements such as annual flights home and cost of education; and

•	where an individual would be forfeiting fixed or valuable variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possibly taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

In making any decision on any aspect of the remuneration package for a new recruit, the Compensation Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Compensation Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Award levels under the Company’s variable incentive plans would not exceed those set out in the policy table, but their proportions can be altered for the first three years of employment.

Executive Directors’ Service Contracts and Policy on Cessation

In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Spain, the Compensation Committee took account of market practices in those countries in (a) determining the treatment of annual bonus and long-term incentive awards in case of termination of their employment by the Company without cause, (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice, (c) determining the extent of vesting of long-term incentive awards in the event of a takeover and (d) determining that at least two-thirds of the total long-term incentive awards granted to an executive in any financial year will be subject to achievement of performance targets.

Legacy service contract for the Executive Chairman

Mr. Kestenbaum became a director and the Executive Chairman of the Company on the Business Combination, and continues to be engaged under an employment agreement with Globe, dated 27 January 2011, as amended on 22 February 2015 (the “Amendment”) (together, the “Employment Agreement”). Pursuant to the Amendment, the Employment Agreement is scheduled to expire on 31 December 2016, and such expiry will be considered a termination of employment without cause (with the consequences described below).

Under the Employment Agreement, Mr. Kestenbaum performs his duties on a non-full time basis, but is expected to devote at least 70% of his full working time to the Company.

If his employment is terminated by reason of his death or disability, Mr. Kestenbaum would be entitled to payment of all accrued but unpaid base salary, vested and unvested incentive awards, pro-rata payment of incentive awards for the then current plan year, and full vesting of 108,578 restricted shares granted on 27 January 2011, that are otherwise scheduled to vest on 27 January 2021. If his employment is terminated

Legacy service contract for the Executive Chairman (continued)

without cause or if he resigns for good reason, Mr. Kestenbaum would be entitled to receive the foregoing items plus a lump sum severance payment comprised of two times of his base pay, the value of his incentive awards granted or vested during the previous two calendar years, and the pre-tax cost of two years’ COBRA coverage for himself and his family under Globe’s health plans.

If Mr. Kestenbaum’s employment is terminated before the second anniversary of the Business Combination (being 23 December 2017) without cause, or he resigns for good reason, or his employment is terminated for reasons other than disability or death, then he would be entitled to the same payments as upon termination without cause or for resignation for good reason (as set out in the paragraph above), except that the lump sum severance payment will be an amount equal to $1 less than three times his Average Annual Compensation as defined in the Employment Agreement (in summary, the sum of his average base pay and his average incentive awards granted or vested for the past five years ending on the termination date).

If Mr. Kestenbaum resigns without good reason or if he is terminated for cause, then he would be entitled to any accrued but unpaid base pay and the vested portion of incentive awards. He will also forfeit his 108,578 restricted shares that are scheduled to vest in January 2021.

If the payments to Mr. Kestenbaum upon termination of his employment would be subject to the excise tax under Section 4999 of the U.S. Internal Revenue Code (the “Code”), a nationally recognised certified public accounting firm selected by Globe will determine whether to reduce the payments so that the value will not exceed the safe harbour amount specified in Section 280G(b)(3) of the Code. The payments will be reduced if the external accounting firm determines that Mr. Kestenbaum would receive a greater net-after tax amount if the aggregate payments were so reduced.

The Employment Agreement provides for non-compete and non-solicit restrictions for two years following a termination of employment under most circumstances. If Mr. Kestenbaum’s employment is terminated without cause or if he resigns for good reason, he would not be bound by such restrictions. The restrictions will be applicable if the Employment Agreement expires on 31 December 2016.

The Employment Agreement is governed by the laws of the State of New York.

Under the Employment Agreement, “good reason” generally means: (a) a material reduction of compensation, base pay, bonus plan award, other bonuses or benefits, (b) the assignment of duties substantially inconsistent with his responsibilities as then in effect, or his authorities, duties, or responsibilities are diminished in any material respect, including as a result of (x) his failure to be elected or appointed as a member of Company’s board of directors or (y) the Company ceasing to be a reporting company pursuant to the Securities Exchange Act of 1934, (c) Globe, without Mr. Kestenbaum’s consent, relocating its principal executive offices or his place of employment to an area other than New York, New York, (d) a requirement that Mr. Kestenbaum report to a person or entity other than Globe’s board of directors or (e) a material breach by Globe of the terms of the Mr. Kestenbaum’s Employment Agreement. “Cause” generally means conviction of a crime causing material harm to Globe or any crime involving material fraud or embezzlement with respect to Globe’s property, or a breach of his Employment Agreement, including any restrictive covenants set forth therein, that causes material harm to Globe (after receiving written notice of a breach Mr. Kestenbaum has thirty days to correct the breach).

Mr. Kestenbaum’s current base salary is $995,000 per annum which has remained unchanged for the past five years. Mr. Kestenbaum is entitled to pension and benefits entitlements materially commensurate with the previous years. For Globe’s fiscal year ending 30 June, 2015, Mr. Kestenbaum’s benefits value was $174,919 and included services of a tax advisor, services of a driver, Globe’s 401(k) contributions, automobile lease expenses, and parking fees. In addition, if another senior executive receives incentive awards having terms materially more favourable than those granted to Mr. Kestenbaum, then his incentive awards will be modified or he will receive additional awards to make them substantially as favourable.

Legacy arrangements with Mr. Kestenbaum also include an annual performance-based bonus award and equity grants. These are described in pages 26 and 27.

Legacy service contract for the Executive Chairman (continued)

It is a provision of this Directors’ Remuneration Policy that the Company will: (a) honour legacy arrangements with Mr. Kestenbaum, including the implementation of incentive awards to ensure compliance with the contractual terms and (b) honour outstanding legacy share awards made to him by Globe as set out in the Annual Report on Remuneration.

With respect to Mr. Kestenbaum, appropriate discussions will be held prior to expiration of the Employment Agreement on 31 December 2016. The Company hopes to reach an agreement with him that would result in him entering into a service contract that is substantially on to the terms of the Directors’ Remuneration Policy applicable to Executive Directors, as described in this Remuneration Policy.

Service contracts

It is the Company’s policy (with the exception of the legacy arrangements of Mr. Kestenbaum see above and subject to the Approach to Recruitment Remuneration above) that all Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly appointed directors, the Committee may, if it considers it necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided it reduces to 12 months within a specified transition period of not exceeding 36 months. The service contract for the executive vice-chairman, Mr. López Madrid, will be in accordance with this policy.

It is the Company’s policy that an Executive Director’s service contract (with the exception of the legacy arrangements of Mr. Kestenbaum see above) may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause (as defined in the service contract). In other circumstances, the Company may terminate employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). An Executive Director would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract). Normally there would be no additional contractual entitlement in respect of a change-in-control. An Executive Director may also be entitled to certain amounts with respect to annual bonus and long-term incentive awards, as described below. “Cause” and “good reason” as defined in the service contract also apply in relation to annual bonus awards and long-term incentive awards as described below.

Executive Directors’ service contracts (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group’s registered office at c/o Legalinx Limited 1 Fetter Lane, London EC4A 1BR during normal business hours and at the Annual General Meeting.

Generally

As circumstances may require, the Compensation Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post-termination restrictive covenants or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, home relocation expenses including tax related expenses and other ancillary payments thereto.

Annual bonus awards

In the event that an Executive Director’s employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability, his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to performance conditions being met at the end of the period and with pro-rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Compensation Committee retaining the discretion in

Legacy service contract for the Executive Chairman (continued)

Annual bonus awards (continued)

exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Compensation Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Compensation Committee’s discretion. The Compensation Committee will consider the period of the year worked and the performance of the executive during that period when considering how to exercise its discretion.

Long-term incentive awards

As a general rule, any unvested long-term incentive award (except deferred bonus awards see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability, his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Compensation Committee, then their award will vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Compensation Committee that award may be pro-rated taking into account the period of time served in employment during the normal vesting period of the award. The Compensation Committee can for any cessation measure performance up to the date of cessation and permit awards to vest early.

Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.

In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Compensation Committee considers appropriate.

External appointments

Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Matters taken into consideration in determining policy and differences in the remuneration policy of the Executive Directors and employees

It is not the Compensation Committee’s practice to consult with employees on matters relating to executive pay. However, the Compensation Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Executive Directors’ current policy or implementation thereof.

The Compensation Committee will consider feedback from shareholders and take into account the results of both advisory and binding votes concerning executive pay at the Annual General Meeting as well as ensuring it engages with shareholders on executive pay matters. The Company has taken account of its understanding of the guidelines of shareholders in formulating its Directors’ Remuneration Policy.

Directors’ Remuneration Policy for Non-Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Non-Executive Directors fees including non-executive chairman	To appropriately remunerate the Non-Executive Directors

The Non-Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for the committee chairmen and other members of the main Board committees (e.g. audit, remuneration, and nominations and governance) and the Senior Independent Director, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

The Company does not currently have a non-executive Chairman. If one were appointed his fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.

Not applicable
Payment of expenses and benefits	To support the Non-Executive Directors in the fulfilment of their duties

Reasonable expenses incurred by the Non-Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non-Executive Directive as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses if it deems this appropriate.

Not applicable

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
The Company provides Non-Executive Directors with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Legacy Arrangements with Certain Non-Executive Directors

Prior to the Business Combination, in keeping with many other NASDAQ listed companies, Globe granted restricted stock units and share appreciation rights to its non-executive directors. Outstanding awards as at 31 December 2015 held by the Non-Executive Directors, who were previously Globe’s non-executive directors, are set forth on page 31.

It is noted that those Non-Executive Directors with restricted stock units and share appreciation rights may be regarded as not being independent by U.K. based proxy voting agencies although the Board considers them to be fully independent. It is a provision of this Directors’ Remuneration Policy that the Company may accelerate the vesting of or repurchase of these awards based on an independent valuation, if it deems it to be appropriate.

Letters of Appointment with Non-Executive Directors

The Company does not enter into service contracts with its Non-Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re-election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non-Executive Director is not re-elected. The Company may request that the non-executive directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non-Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.

Appointment of non-executive directors

For the appointment of a non-executive chairman or other Non-Executive Directors, the fee arrangement would be in accordance with the approved Directors’ Remuneration Policy in place at that time.

Minor amendments

The Committee may make minor changes to the Directors’ Remuneration Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Directors’ Remuneration Policy.

Annual Report on Remuneration

Implementation of the Directors’ Remuneration Policy for the year ending 31 December 2016

This section sets out how the Compensation Committee intends to implement the Directors’ Remuneration Policy for the year ending 31 December 2016. However, in the case of the Executive Chairman, the Company will honour the arrangements described in the “Legacy Arrangements for the Executive Chairman” on pages 26 and 27 and “Legacy service contract for the Executive Chairman” on pages 18 to 21 for the year unless alternative arrangements are agreed with him.

Base salary

The Executive Vice-Chairman’s salary of £555,000 (€768,852) will take effect from the start of the financial year on 1 January 2016. No increase in salary is expected to take place during the remainder of 2016. The Executive Vice-Chairman’s salary is expected to be reviewed, but not necessarily increased, by the Compensation Committee in late 2016 with any increase effective from 1 January 2017.

Pension and benefits

In accordance with the Directors’ Remuneration Policy, the Executive Vice-Chairman will receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance, benefits to the value of an estimate of 4% of salary and an expatriate benefits allowance. This expatriate benefits allowance will usually be equal to 20% of base salary. However the Executive Vice-Chairman will be entitled to an exceptional additional expatriate allowance of a further 20% of salary (in line with market practice, for up to 3 years because of the particular circumstances of the relocation of the Ferroglobe business in this period of transition). This expatriate allowance will be reviewed by the Compensation Committee on an annual basis.

The Company provides directors’ and officers’ liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Annual bonus

The target annual bonus opportunity for the Executive Vice-Chairman will normally be 100% of base salary with a maximum opportunity of twice the target level. Reflecting the special nature of the challenges of integrating two businesses, achieving working capital savings, maximising free cashflow and achieving cost synergies as soon as possible, the Compensation Committee has decided to rebalance for 2016 incentives by moving half of the long term incentive awards of 115% of salary to the annual bonus plan. The target annual bonus will therefore be 215% of salary for 2016. The Compensation Committee understands the importance of aligning its executives to the long-term performance of the Company and will seek to align its executives to normal annual bonus award levels in 2017. However in this period of transition it is considered critical for 2016 that the executives are appropriately focused on the goals that need to be achieved during the course of 2016 and which will set the foundations for sustained longer-term growth of the combined businesses.

The annual bonus will be based on a mixture of normal business financial and strategic priority targets. 70% of the total bonus will be based on achieving EBITDA, EBITDA margin and free cash flow targets, with the remainder based on strategic priority goals focused on the integration process and synergies of the business following the Business Combination (including working capital management). The annual bonus targets are considered to be commercially sensitive at this time and are not disclosed. It is the Compensation Committee’s intention to disclose the threshold, target and stretch figures for each of these measures in next year’s report. Any bonus earned in excess of 100% of the target will be deferred for three years into shares in the Company.

To further align executive directorial shareholders’ interests over the long term, and to link the annual bonus with the level of grant of long term incentives, the Executive Vice-Chairman is expected to be awarded an additional

Annual bonus (continued)

long-term incentive award in 2017 with a maximum value equal to the amount of annual bonus deferred. This award will be subject to the performance targets and vesting schedule described under the heading Long-term incentives below.

Long-term incentives

For 2016, as described above in relation to the challenges of successfully combining the two businesses, the Executive Vice-Chairman will be granted a reduced long-term incentive award with a target level of vesting of 115% of base salary and maximum vesting of twice target.

Vesting of a minimum of 50% of the awards will be determined by Ferroglobe’s Total Shareholder Return (“TSR”) performance relative to a group of peer companies and market indices, to be determined by the Compensation Committee at the time awards are made. As the Committee has yet to finalise the proportion of the award that will be based on TSR, the proportion will be disclosed when the award is granted and also disclosed in next year’s report along with details of the peer group/market indices. Performance will be measured over three years with vesting as set out below.

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

Vesting of up to 50% of the award will be dependent upon the achievement of strategic measures and/or “quality of performance assessments” with predetermined targets to be achieved creating a range between threshold, target and stretch that will determine the proportion of the award that will vest between 50% and 200% of the target amount. Due to the commercial sensitivity of the targets, they will not be disclosed during the three year performance period and until they cease to be commercially sensitive. The measures that will be chosen will all be measurable and objective.

The Compensation Committee will additionally carry out a “quality of performance assessment” to assess the relative performance of the Company on various measureable financial and operational bases at the end of the three year performance period. As a result of this assessment the Compensation Committee may flex up or down the vesting level determined by both the TSR and strategic performance measures. The Compensation Committee will fully explain, in the remuneration report for the year when performance is determined, the basis on which this performance assessment has been taken into account in determining the final vesting of the long-term incentive awards.

Share ownership guidelines

The Compensation Committee has recommended a minimum level of share ownership which it wishes Executive Directors to build over time and hold of 200% of their base salary. To achieve this, Executive Directors are expected to retain a proportion of the shares that vest (having sold sufficient shares to meet any taxation obligations) under the Company’s share based incentive plans until the share ownership guideline is met or to acquire shares in the market. The current levels of holdings are set out on page 30.

The Non-Executive Directors have voluntarily agreed to apply at least a quarter of their annual gross fees (other than travel fees and the additional fees payable for 2016) to acquire the Ordinary Shares. They (or their close family members) will then retain the Ordinary Shares worth a minimum of twice these gross fees (based on their acquisition cost).

Legacy Arrangements for the Executive Chairman

Mr. Kestenbaum became a director and the Executive Chairman of the Company on the Business Combination, and continues to be engaged under his Employment Agreement. Details of the Employment Agreement are set forth on pages 18 to 21.

Salary, benefits and pension

Under the legacy arrangements with Globe entered into prior to the Business Combination, Mr. Kestenbaum’s annual base salary is $995,000. Mr. Kestenbaum is entitled to pension and benefits entitlements materially commensurate with the previous years. For Globe’s fiscal year ending 30 June 2015, Mr. Kestenbaum’s benefits value of $174,919 in total included services of a tax advisor, services of a driver, Globe’s 401(k) contributions, automobile lease expenses, and parking fees.

Annual Bonus

Prior to the Business Combination, Mr. Kestenbaum was granted an annual performance-based bonus award by Globe in respect of its financial year commencing on 1 July 2015 and ending on 30 June 2016 (the “Globe Bonus”). Details of the Globe Bonus are described in the next paragraph. The Compensation Committee will consider appropriate future bonus arrangements for Mr. Kestenbaum for the period commencing on 1 July 2016 to 31 December 2016, as well as any modifications to the Post-Closing Bonus (as defined below) taking account of all relevant factors, including the relevant provisions under Mr. Kestenbaum’s Employment Agreement (as described in the Directors’ Remuneration Policy). Any offer of the annual bonus award will be on the basis that it is not a breach or an intention to breach any existing contractual commitment to Mr. Kestenbaum.

In summary, the Globe Bonus (which is constituted by an award agreement between Globe and Mr. Kestenbaum dated 28 September 2015, and governed by the laws of the State of Delaware) operates as follows, based on the Business Combination having completed on 23 December 2015. With respect to the period commencing 1 July 2015 and ending on 30 November 2015 (that is, the end of the last full month prior to the Business Combination), the bonus amount is calculated based on 8% of Globe’s modified EBITDA and 2% of Globe’s modified free cash flow subject to a 20% return on committed capital threshold (the “financial element”) for that period (the “Pre-Closing Bonus”). With respect to the period commencing on 1 December 2015 and ending on 30 June 2016, the bonus amount is calculated based, in equal weight, on: (a) the financial element for that period relating to Globe’s consolidated results (not the combined results of Ferroglobe) and (b) a non-financial element which consists of four strategic goals set by Globe in relation to the Business Combination (the “Post-Closing Bonus”). The Globe Bonus can reach a maximum payment of $20 million at which amount it is capped. Globe’s compensation committee, by a unanimous decision (following the Amendment), has the discretion to reduce the bonus payable based on an assessment of Globe’s performance relative to a comparator group of companies and assessed using a number of different measures and bases. Part of the Globe Bonus earned is deferred into restricted stock units which vest annually in three equal tranches but with release of the shares only at the end of a three year period. The level of deferral is determined by reference to the amount of bonus earned. For bonuses of $2 million or less there is no deferral. For bonuses of between $2 million and $5 million, 20% of that part in excess of $2 million is deferred with increasing tranches of deferral so that if the maximum bonus is paid of $20 million 53% of the total bonus is deferred.

Prior to the Business Combination, Globe’s compensation committee estimated the level of Pre-Closing Bonus to be $4,878,000, based on the committee’s estimate of the results for the relevant period. 90% of the $3,777,000 cash element was paid to Mr. Kestenbaum on 22 December 2015 in accordance with the terms of the Globe Bonus with 97,339 restricted stock units with respect to Ferroglobe shares being granted on 22 December 2015 for 90% of the $1,101,000 deferred element. Following the Business Combination, in order to finalise the balancing payment the Compensation Committee requested, in its meeting held on 20 April 2016, the Audit Committee to provide the corresponding calculations and verifications.

Legacy Arrangements for the Executive Chairman (continued)

Grants of Equity Awards

As of the date of the Business Combination, Mr. Kestenbaum held the following equity grants awarded by Globe with respect to Globe’s shares: 500,000 shares underlying vested options, 381,155 shares underlying unvested cash settled restricted stock units which vest in instalments and will become fully vested by 22 December 2018, 108,578 unvested restricted shares vesting on 13 November 2020, and 605,245 shares underlying unvested cash settled stock appreciation rights which vest in instalments and will become fully vested by 11 December 2018 (the “Globe Equity Awards”).

Following the Business Combination, pursuant to the terms of the Business Combination Agreement, the Company assumed the Globe Equity Awards which have been converted into awards to acquire Ordinary Shares. The Globe Equity Awards vest in full upon a termination of the employment of Mr. Kestenbaum without cause or for good reason prior to the second anniversary of the date of the Business Combination, or by reason of his death or disability. If Mr. Kestenbaum’s employment is terminated for cause, or if he resigns without good reason, then the Globe Equity Awards will lapse. The Globe Equity Awards (as exchanged into Ferroglobe awards) are summarised in tabular form in this report.

Fees for the Non-Executive Directors

The fee structure and levels were set following the Business Combination. Fees will be reviewed, but not necessarily increased annually, with increases effective normally from 1 January each year. A summary of current fees is shown below:

Non-Executive Director base fee	£70,000 (€96,972)

Senior Independent Director (no current Independent Director)	£35,000 (€48,486)

Member of Audit Committee	£17,500 (€24,243)

Member of Compensation Committee	£15,500 (€21,472)

Member of Nominating and Corporate Governance Committee	£12,000 (€16,624)

Committee Chairman	Two times membership fee

Travel fee (per meeting)

Intercontinental travel	£3,500 (€4,849)

Continental travel	£1,500 (€2,078)

The travel fee (payable for each meeting attended) is to compensate the Non-Executive Directors for their time spent in travelling to meetings.

Because of the additional time commitment required of the Non-Executive Directors as a result of the Business Combination the Non-Executive Directors will be paid an additional fee for 2016 equal to 50% of the fees payable as set out above (other than the base and travel fees).

Remuneration paid in respect of the period 23 to 31 December 2015

The Company’s senior executives (including the Executive Directors) were previously either employees of Globe, (a U.S. listed company) or the private family-owned FerroAtlántica. These companies’ remuneration arrangements were very different. Globe’s arrangements were typically individual contracts with very formulaic methodology to calculate annual bonus and long term incentive awards/payments. The FerroAtlántica arrangements were more common for a family-owned/controlling shareholder business and provided a less leveraged opportunity to benefit from shareholder value creation. In the limited time since the Business Combination, the Compensation Committee has not held conclusive discussions with Mr. Kestenbaum on accommodating a move to a new remuneration policy. In addition to the requirement to disclose remuneration paid in relation to the period from the Business Combination on 23 December 2015 to 31 December 2015 and in

Remuneration paid in respect of the period 23 to 31 December 2015 (continued)

order to aid understanding of the current arrangements details of the remuneration earned in each of the last five years by the Chief Executive Officer of Globe (who left the Globe business in 2015) and Mr. Kestenbaum as the executive chairman of Globe are included in this report.

Single Figure of Remuneration for the period 23 December to 31 December 2015 – Audited

The table below shows the aggregate emoluments earned by the directors of the Company from 23 December to 31 December 2015.

in EUR		Salary & Fees (1)	Benefits (2)	Pension (3)	Annual Bonus (4)	Long-Term Incentives (5)	Total
Executive
Alan Kestenbaum	2015	19,925	1,791				21,716
Javier López Madrid	2015						—
Non-Executive
Donald G. Barger, Jr.	2015						—
Bruce L. Crockett	2015						—
Stuart E. Eizenstat	2015						—
Tomás García Madrid	2015						—
Greger Hamilton	2015						—
Javier Monzón	2015						—
Juan Villar-Mir de Fuentes	2015						—

(1)	Salary & Fees is the pro-rated amount payable for the full year.
(2)	Benefits include automobile lease expenses, parking fees, housing expenses, certain relocation expenses, and advisory service fees. This is a pro-rated amount of the full year value of benefits.
(3)	The 401(k) pension cap for Mr. Kestenbaum had been reached before 23 December 2015 and no pension is payable for the period 23 December 2015 to 31 December 2015.
(4)	The annual bonus covering the period 23 December to 31 December 2015 is part of the Post-Close Bonus and will be determined following the end of the performance period on 30 June 2016. It is not possible to provide a reliable estimate of this bonus amount which will be disclosed in the remuneration report for 2016.
(5)	No long-term incentives vested (or had a performance period ending) during the period 23 December 2015 to 31 December 2015.

Summary of remuneration paid for 2011 to 2015

Although not a requirement of the Regulations the following table below sets out the remuneration for 2011 to 2015 (with information for 2011, 2012 and 2013 unaudited and for 2014 and 2015 audited) for both Jeff Bradley as the Chief Executive Officer of Globe and Mr. Kestenbaum as the Executive Chairman of Globe.

in USD	Year	Salary		Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Retirement Benefits (3)	Other Compensation (4)	Total
Globe Executive Chairman	2011	$991,219		$1,968,519	$4,530,000	$10,394,000	$—	$—	$17,883,738
	2012	$995,000		$—	$—	$6,405,000	$—	$—	$7,400,000
	2013	$995,000		$—	$1,471,301	$3,852,362	$3,825	$—	$6,322,488
	2014	$995,000		$—	$1,494,363	$6,993,774	$3,900	$60,788	$9,547,825
	2015	$995,000		$—	$867,000	$9,858,909	$3,975	$89,426	$11,814,310

Globe CEO	2011	$660,417		$—	$2,378,250	$4,455,000	$3,675	$—	$7,497,342
	2012	$700,000		$—	$—	$2,745,000	$3,750	$—	$3,448,750
	2013	$700,000		$—	$1,035,084	$1,490,610	$3,825	$—	$3,229,519
	2014	$700,000		$—	$700,871	$2,952,356	$3,900	$—	$4,357,127
	2015	$467,000	*	$—	$3,040,400	$1,524,000	$3,975	$—	$5,035,375

Summary of remuneration paid for 2011 to 2015 (continued)

Tables shows remuneration earned for calendar years specified

1.	Reflects awards of options and/or cash settled stock appreciation rights. Award valuation was performed using a Black-Scholes option pricing model on the date of grant. Life was estimated based on the average of the vesting term and contractual life of the award. The risk free rate used in the model was the zero-coupon government bond interest rate at the time of option grant of the instrument with the term closest to the estimated option life. The expected dividend yield is estimated over the expected life of the awards based on Globe’s historical annual dividend activity. Volatility reflects movements in Globe’s stock price over the most recent historical period equivalent to the expected life of the awards. However, since historical trading data related to Globe’s common stock does not exceed the expected life of certain awards, the expected volatility over the term of these awards is estimated using the historical volatility of similar companies.
2.	Represents cash payments and the portion cash payments deferred into restricted stock awards granted under under the Level One Plan.
3.	Retirement benefits include Globe’s 401(k) which is intended to qualify as a tax qualified plan under Section 401 of the Code. The 401(k) plan provides that each participant may contribute a portion of his or her pretax compensation, up to a statutory limit, and that contribution receives a 25% match by Globe, up to 6% of salary, with a cap on salary. Globe did not provide any other supplemental retirement benefits to its executive officers.
4.	Other compensation includes automobile lease expenses, parking fees, housing expenses, certain relocation expenses, and advisory service fees.
5.	The information included for 2011, 2012 and 2013 is unaudited.
6.	The data for 2011, 2012, 2013 is taken from Form 10-K/A filed with the SEC for the year ended 30 June 2015. The data for 2014 and 2015 is compiled by the Company (as there is no proxy filing for these calendar years).

Annual bonus for the period 23 to 31 December 2015 – Audited

As explained on pages 26 and 27 under the heading “Legacy Arrangements for the Executive Chairman” the annual bonus for the period 23 December to 31 December 2015 forms part of the Post-Closing Bonus covering the period from 1 December 2015 to 30 June 2016. This bonus should be determined at the end of the performance period on 30 June 2016. It is not possible to provide a reliable estimate of the amount payable for the period 23 December to 31 December 2015. Using an nine day pro-rated amount of the annual bonus earned for the Globe financial year ended 30 June 2015 of $8.966 million (€8.192 million) would provide a nine day amount of $221,079 (€201,994). This amount is not however included in the table of remuneration.

Long term incentive awards for the financial period ended 31 December 2015 – Audited

No long-term incentives awarded or vested in the period 23 December to 31 December 2015.

Directors’ shareholding and share interests – Audited

The table below sets out the number of shares held or potentially held by directors (including their connected persons where relevant) as at 31 December 2015.

Director	Beneficially owned shares	Number of awards held under long-term incentive plans not conditional on performance	Target shareholding guideline (as a % of salary/gross fees) (1)	Percentage of salary held in shares as at 31 December 2015 (2)
Executive Directors
Alan Kestenbaum	8,887,338	954,642	200%	9602%
Javier López Madrid	—		200%
Non-executive Directors
Donald G. Barger, Jr.	8,630	27,835	200%	133%
Bruce L. Crockett	—	30,493	200%	0%
Stuart E. Eizenstat	5,079	26,003	200%	104%
Tomás García Madrid	—		200%
Greger Hamilton	—		200%
Javier Monzón	—		200%
Juan Villar-Mir de Fuentes	—		200%

1.	The Non-Executive Directors have voluntarily agreed to apply at least a quarter of their annual gross fees (other than travel fees and the additional fees payable for 2016) to acquire the Ordinary Shares. They (or their close family members) will then retain the Ordinary Shares worth a minimum of twice these gross fees (based on their acquisition cost).
2.	Using the share price at 31 December 2015.

Directors’ shareholding and share interests – Audited (continued)

The following incentive awards are held by the Directors listed below and which the Company is authorised to honour upon shareholder approval of the Directors’ Remuneration Policy.

Participant	Type	Grant Date	Outstanding	Exercisable as of 12/31/2015	Future Vesting	Final Vest Date
Barger	NQ	Various	42,859	26,193	16,666	03/06/2017
Barger	RSU/C	Various	26,514	21,909	4,605	12/31/2017
Barger	SAR	Various	15,087	8,523	6,564	8/20/2016
Crockett	SAR	Various	2,303	—	2,303	2/27/2016
Crockett	NQ	Various	26,226	1,226	25,000	02/27/2018
Crockett	RSU/C	Various	5,300	2,110	3,190	12/31/2017
Eizenstat	NQ	Various	42,859	26,193	16,666	3/19/2017
Eizenstat	RSU/C	Various	2,773	—	2,773	7/1/2016
Eizenstat	SAR	Various	15,087	8,523	6,564	8/20/2016
Kestenbaum	NQ	08/11/2011	500,000	500,000	—	NA
Kestenbaum	RSU	01/27/2011	108,578	—	108,578	11/13/2020
Kestenbaum	RSU/C	01/01/2013	95,273	95,273	—	NA
Kestenbaum	RSU/C	02/25/2013	4,241	2,827	1,414	02/26/2016
Kestenbaum	RSU/C	01/01/2014	22,543	7,515	15,028	01/01/2017
Kestenbaum	RSU/C	04/24/2014	20,049	6,683	13,366	04/24/2017
Kestenbaum	RSU/C	01/01/2015	78,239	—	78,239	01/01/2018
Kestenbaum	RSU/C	03/15/2015	16,155	—	16,155	03/15/2018
Kestenbaum	RSU/C	09/18/2015	127,856	—	127,856	09/18/2018
Kestenbaum	RSU/C	12/22/2015	97,339	—	97,339	12/22/2018
Kestenbaum	SAR	08/20/2013	424,006	282,671	141,335	08/20/2016
Kestenbaum	SAR	03/20/2014	185,866	61,956	123,910	03/20/2017
Kestenbaum	SAR	12/11/2015	340,000	—	340,000	12/11/2018

Total			2,199,153	1,051,602	1,147,551

Total pension entitlements – Audited

Details of the value of pension contributions received since the Business Combination are provided in the ‘Pensions’ column of the “Single Figure of Remuneration” table. Pension contributions are by way of a cash allowance or contribution to a 401(k) plan. There are therefore no specified retirement ages to disclose or consequences of early retirement.

Payments to past directors

None

Payments for loss of office

None

Performance graph and Executive Chairman remuneration table

The graph below illustrates the Company’s TSR performance relative to the constituents of the S&P SmallCap (600) index and the S&P 600 Metals & Mining index of which the Company is a constituent, from the start of the first day of listing of Ferroglobe’s shares on 24 December 2015 to 31 December 2015. The graph shows performance of a hypothetical €100 invested and its performance over that period. The indices have been chosen for this table as the most appropriate comparator for the Company in this period.

As a further reference point for shareholders, the graph below illustrates the TSR performance for Globe relative to the constituents of the S&P SmallCap (600) index and the S&P 600 Metals & Mining index of which Globe was a constituent, from 1 January 2010 (the beginning of the first full calendar year following listing) to the date of delisting on 24 December 2015. The graph shows performance of a hypothetical €100 invested and its performance over that period.

Performance graph and Executive Chairman remuneration table (continued)

The percentage of the maximum annual bonus and long-term incentive award are disclosed in the table below. As the Company listed in 2015 no comparative data has been provided for earlier years. However the Executive Chairman’s salary has not been increased over the previous year.

2015
Executive Chairman’s total remuneration	€21,716
Annual bonus (% of maximum)	N/A
Share award vesting (% of maximum)	N/A

Notes:

Remuneration shown for the period 23 December 2015 to 31 December 2015 only.

There was no long-term incentive vesting (or with a performance period ending) in the period 23 December 2015 to 31 December 2015.

The period 23 December 2015 to 31 December 2015 falls into the Post-Closing Bonus and will not be determined until after the end of the performance period on 30 June 2016. It is not possible to provide a reliable estimate of the amount that might be payable and is relevant to this nine day period.

Percentage increase in the remuneration of the Executive Chairman

As the Company listed during 2015, there is no disclosure of remuneration relating to prior years. Accordingly, this report does not set out the percentage change in remuneration between 2014 and 2015.

Relative importance of the spend on pay

The following table shows the Company’s actual spend on pay for all employees compared to distributions to shareholders in the financial year.

in EUR	December 23, 2015 to December 31, 2015
Employee costs	6,016,254
Average number of employees	4,151
Distributions to shareholders	—

Note: This represents nine days of the annual employee costs for the combined businesses of Globe and FerroAtlantica.

External directorships

Mr. Kestenbaum

•	Principal, board member and investor of Bedrock Industries LLP.

Mr. Kestenbaum’s contract provides that he spends at least 70% of his working week as the Executive Chairman of Ferroglobe.

Mr. López Madrid

•	Co-Managing Director of Grupo VM.

•	Non-Executive Chairman and investor of Siacapital and Tressis.

External directorships (continued)

Taking the above into account, the Board is comfortable that under these arrangements the Executive Chairman and Executive Vice-Chairman both have the necessary time to carry out their duties effectively.

Membership of the Compensation Committee

The Compensation Committee comprises Javier Monzón as chairman and members Donald G. Barger, Jr., and Greger Hamilton who were appointed on 23 December 2015 and served through to 31 December 2015. No meetings of the Compensation Committee were held during this period.

The Executive Chairman and other members of the management team as well as the other Non-Executive Directors may be invited to attend meetings to assist the Compensation Committee in its deliberations as appropriate. No executive, however, is present during any decision making in relation to their own remuneration.

External advisors

Aon provides independent advice to the Compensation Committee and was appointed by the Compensation Committee in early 2016. The Compensation Committee seeks advice relating to executive remuneration and non-executive director remuneration and the wider senior management population from Aon. Aon does not provide any other services to the Company.

The Compensation Committee is satisfied that the advice received from Aon in relation to executive remuneration matters is objective and independent. Aon is a member of the UK Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. There was no advice provided by and no fees paid to Aon in 2015.

Statement of shareholder voting

As Ferroglobe has not held an Annual General Meeting since listing there are no voting outcomes available. Details of remuneration related voting outcomes will be published in next year’s directors’ remuneration report.

Approval

This Directors’ Remuneration Report, including both the Directors’ Remuneration Policy and Annual Report on Remuneration has been approved by the Board.

Signed on behalf of the Board.

Javier Monzón

Chairman of the Compensation Committee

29 May 2016

Independent auditor’s report to the members of Ferroglobe PLC

We have audited the financial statements of the Company for the period ended 31 December 2015 which comprise the Profit and loss account, Balance Sheet, Statement of Changes in Equity, Cash flow statement and the related notes 1 to 8. The financial reporting framework that has been applied in their preparation is applicable law and IFRSs as issued by the IASB.

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act. Our audit work has been undertaken so that we might state to the Company’s shareholders those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (U.K. and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion the financial statements:

•	give a true and fair view of the state of the Company’s affairs as at 31 December 2015 and of its loss for the period then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the EU; and

•	have been prepared in accordance with the requirements of the Companies Act.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in note 1 to the financial statements, the Company in addition to applying IFRSs as adopted by the European Union, has also applied IFRSs as issued by the IASB.

In our opinion the financial statements comply with IFRSs as issued by the IASB.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

•	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006;

Independent auditor’s report to the members of Ferroglobe PLC

(continued)

•	the information given in the Strategic Report and the Directors’ Report for the financial period for which the financial statements are prepared is consistent with the financial statements; and

•	the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Company and its environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report and the Directors’ Report.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept, or returns adequate for our audit have not been received from branches not visited by us; or

•	the financial statements are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Makhan Chahal (ACA Senior Statutory Auditor)

for and on behalf of Deloitte LLP

Chartered Accountants and Statutory Auditor

London, United Kingdom

29 May 2016

Ferroglobe PLC

Financial Statements

Profit and loss account

For the period ended 31 December 2015

(Thousand of Euros)

	Note	Period from 23 December to 31 December 2015	Period from incorporation to 22 December 2015
Administrative expenses	2	(17,576)	(63)

Operating loss		(17,576)	(63)

Loss on ordinary activities before taxation		(17,576)	(63)
Tax on loss on ordinary activities		(13)	13

Loss for the period		(17,589)	(50)

Notes 1 to 8 are an integral part of these financial statements.

Ferroglobe PLC

Financial Statements

Balance sheet

As at 31 December 2015

(Thousand of Euros)

	Note	31 December 2015	22 December 2015 (Restated) See note 4
Current assets
Trade and other receivables	4	77	89
Cash at bank and in hand		122	121
Total current assets		199	210

Non-Current assets
Investments in Group Companies	3	932,998	—
Total assets		933,197	210

Current liabilities
Trade and other payables	5	(26,555)	(70)
Total current liabilities		(26,555)	(70)

Total liabilities		(26,555)	(70)

Net assets		906,642	140

Capital and reserves
Share capital		1,180,709	69
Other reserves		(256,549)	—
Retained Earnings		(17,518)	71

Shareholders’ funds	6	906,642	140

Notes 1 to 8 are an integral part of these financial statements.

The financial statements of the Company with registration number 9425113 were approved by the Board and authorised for issue on 29 May 2016.

Signed on behalf of the Board.

Greger Hamilton

Director

Ferroglobe PLC

Financial Statements

Statement of changes in equity

For the period ended 31 December 2015

(Thousand of Euros)

	Balance at 22 December 2015 (Restated) See note 4	Issue of share capital	Share issuance cost	Other movements	Result for the period	Balance at 31 December 2015
Share capital	69	1,180,640	—	—	—	1,180,709
Other reserves	—	—	(8,907)	(247,642)	—	(256,549)
Retained earnings	71	—	—	—	(17,589)	(17,518)

Total own funds	140	1,180,640	(8,907)	(247,642)	(17,589)	906,642

Notes 1 to 8 are an integral part of these financial statements.

Ferroglobe PLC

Financial Statements

Cash flow statement

For the period ended 31 December 2015

(Thousand of Euros)

	Note	Period from 23 December to 31 December 2015	Period ended 22 December 2015
Loss for the period		(17,589)	(50)

Taxation		—	—
Decrease/(increase) in receivables		12	(20)
Increase in payables		26,485	70

Net cash flows from operating activities		8,908	—

Cash flows from financing activities
Proceeds on issue of shares (see note 6)		—	—
Capital contribution		—	121
Share issuance costs		(8,907)	—

Net cash flows from financing activities		(8,907)	121

Net increase in cash and cash equivalents		1	121

Cash and cash equivalents at beginning of period		121	—

Cash and cash equivalents at end of period		122	121

Reconciliation to cash at bank and in hand:
Cash at bank and in hand		122	121

Cash and cash equivalents		122	121

Notes 1 to 8 are an integral part of these financial statements.

Ferroglobe PLC

Notes to the financial statements

For the period ended 31 December 2015

1.	Significant accounting policies

The principal accounting policies are summarised below. They have all been applied consistently throughout the period.

a.	General information and basis of accounting

The Company is a public limited company limited by shares and is incorporated under the laws of England and Wales. The Company’s registered number is 9425113. The address of the registered office is given on page 1. The nature of the Group’s operations and its principal activities are incorporated by reference in the Strategic Report on page 3.

The financial statements have been prepared and approved by the directors of the Company in accordance with IFRSs as adopted by the EU and as issued by the IASB and applicable law. The financial statements have been prepared on a historical cost basis.

The functional currency of the Company is considered to be Euros because that is the currency of the primary economic environment in which the Company operates.

The Company is exempt from the preparation of consolidated financial statements, since it is included in the group accounts of Grupo VM. The group accounts of Grupo VM are available for public use and can be obtained as set out in note 8. In addition, the Company prepares consolidated accounts on 2015 Form 20-F in accordance with IFRSs as issued by IASB, which are also filed with the SEC.

b.	Going concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the strategic report.

The Company will meet its day to day working capital requirements through financing received from its principal subsidiaries following the Business Combination. Prior to this date, the Company received funding from its shareholder, Grupo VM.

The Company’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Company should be able to operate within the level of its current available resources.

The directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the annual financial statements.

c.	Taxation

Current tax, including U.K. corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the

Ferroglobe PLC

Notes to the financial statements

For the period ended 31 December 2015

1.	Significant accounting policies (continued)

Group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date that are expected to apply to the reversal of the timing difference.

Current tax assets and liabilities are offset only when there is a legally enforceable right to set off the amounts and the Group intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

d.	Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date.

Other exchange differences are recognised in profit or loss in the period in which they arise.

e.	Investments in subsidiaries and impairment

Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment.

At each balance sheet date, the Company reviews the carrying amounts of its investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

f.	Adoption of new and revised standards

The following new and revised Standards and Interpretations have been adopted in the current financial period. Their adoption has not had any significant impact on the amounts reported in these financial statements.

•	Amendments to IAS 39 (Jun 2013) – Novation of Derivatives and Continuation of Hedge Accounting

•	Amendments to IAS 36 (May 2013) – Recoverable Amount Disclosures for Non-Financial Assets

Ferroglobe PLC

Notes to the financial statements

For the period ended 31 December 2015

1.	Significant accounting policies (continued)

•	IFRIC 21 – Levies

•	Amendments to IFRS 10, IFRS 12 and IAS 27 (Oct 2012) – Investment Entities

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

•	IFRS 9 – Financial Instruments

•	IFRS 15 – Revenue recognition

•	Amendment to IAS 27

•	Amendment to IAS 16 and 38

The directors do not expect that the adoption of the standards listed above will have a material impact on the financial statements of the Company in future periods.

2.	Result for the period

The fee payable to the Company’s auditors amounted to 16,200 Euros (period ended 22 December 2015: 16,200 Euros). Non-audit related assurance services amount nil (period ended 22 December 2015: 6,750 Euros).

3.	Investments in subsidiaries

Thousands of Euros
At 22 December 2015	—
Arising on merger	932,998

At 31 December 2015	932,998

The Company’s investments at the balance sheet date in the share capital of the companies include the following:

Company	Country	% of possession	Currency	Purpose
Grupo FerroAtlántica, S.A.U.	Spain	100	EUR	Electrometalurgy and Energy
Globe Specialty Metals, Inc.	United States of America	100	USD	Electrometalurgy

The directors believe that the carrying value of the investments is supported by their underlying net assets or expected cash generation.

Ferroglobe PLC

Notes to the financial statements

For the period ended 31 December 2015

3.	Investments in subsidiaries (continued)

The following are the principal subsidiary undertakings of the Group:

Name	Country of incorporation	Nature of the business
FerroAtlántica, S.A.U	Spain	Electrometallurgy and Energy
Hidro-Nitro Española, S.A.	Spain	Electrometallurgy and Energy
FerroAtlántica de Venezuela (FerroVen), S.A.	Venezuela	Electrometallurgy
FerroPem, S.A.S.	France	Electrometallurgy
Silicon Smelters (Pty.), Ltd.	South Africa	Electrometallurgy
Globe Metallurgical, Inc.	United States of America	Electrometallurgy
WVA Manufacturing, LLC	United States of America	Electrometallurgy
Quebec Silicon LP	Canada	Electrometallurgy
Globe Metales, S.A.	Argentina	Electrometallurgy

4.	Trade and other receivables

	Balance as at 31 December 2015 Thousands of Euros	Balance as at 22 December 2015 Thousands of Euros (Restated)
Corporation tax recoverable	—	12
Amounts receivable from group companies	69	69
VAT recoverable	8	8

Total trade and other receivables	77	89

€69,000 of certain receivables, which were incorrectly accounted for as received at 22 December 2015, have been restated to reflect the amount remaining unpaid at 22 December 2015. The payment received from Grupo VM as of 22 December 2015 has been updated to reflect an additional capital contribution to the Company of €69,000.

5.	Trade and other payables

	Balance as at 31 December 2015 Thousands of Euros	Balance as at 22 December 2015 Thousands of Euros
Amounts owed to related parties	26,532	47
Trade payables	23	23

Total trade and other payables	26,555	70

Ferroglobe PLC

Notes to the financial statements

For the period ended 31 December 2015

6.	Reconciliation of movements in shareholder’s funds

The amounts and movements of the equity instruments accounts during the period are as follows (thousands of Euros):

	Balance at 22 December 2015 (Restated) See note 4	Issue of share capital	Share issuance cost	Merger reserve	Result for the period	Balance at 31 December 2015
Share capital	69	1,180,640	—	—	—	1,180,709
Other reserves	—	—	(8,907)	(247,642)	—	(256,549)
Retained earnings	71	—	—	—	(17,589)	(17,518)

Total own funds	140	1,180,640	(8,907)	(247,642)	(17,589)	906,642

Other reserves comprise merger reserve which are not distributable, and share issuance costs.

The composition of the shareholders as of 31 December 2015 is as follows:

Shareholders	31 December 2015 % holding
Grupo Villar Mir, S.A.U.	57.0%
Adage Capital Partners, L.P.	5.2%
Alan Kestenbaum	5.1%

The Company (formerly known as VeloNewco Limited) was incorporated on 5 February 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On 13 October 2015, the Company increased its share capital by £50,000 by issuing 50,000 sterling non-voting redeemable preference shares as well as 14 ordinary shares with a par value of $1.00. Subsequently on 13 October 2015, the Company consolidated the 15 ordinary shares at a par value of $1.00 into two ordinary shares with a par value of $7.50, for a total amount of $15.00. The two ordinary shares of par value $7.50 each were redesignated into class A ordinary shares.

On 23 December 2015, the Company acquired all of the issued and outstanding ordinary shares from Grupo VM, par value €1,000 per share, of FerroAtlántica. in exchange for 98,078,161 newly-issued Class A Ordinary Shares, nominal value $7.50 per share, making FerroAtlántica a wholly-owned subsidiary of the Company. This acquisition has been accounted for under the principles of predecessor accounting whereby the entity is included within the pre-combination amounts. Subsequently on 23 December 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe and all outstanding shares of Globe common stock, par value $0.0001 per share were converted to the right to receive one newly-issued Ordinary Share, nominal value $7.50 per share. This business combination has been accounted for under the acquisition method of accounting. The Ordinary Shares were registered by the Company pursuant to a registration statement on Form F-4, which was declared effective by the the SEC on 11 August 2015, and trade on the NASDAQ Global Select Market under the ticker symbol “GSM.”

The Ordinary Shares and the Class A Ordinary Shares have the same rights, powers and preferences, and vote together as a single class, except for the right of the holders of Ordinary Shares to receive the net proceeds, if any, of a representations and warranties insurance policy (the “R&W Policy”) purchased by the Company in connection with the Business Combination. The R&W Policy insures the Company, for the benefit of the holders

Ferroglobe PLC

Notes to the financial statements

For the period ended 31 December 2015

6.	Reconciliation of movements in shareholder’s funds (continued)

of Ordinary Shares, against certain breaches of certain representations and warranties made by Grupo VM and FerroAtlántica in the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, amongst others, the Company, Grupo VM and FerroAtlántica, subject to the deductibles, caps and other limitations contained in the R&W Policy. Under the Company’s articles of association, the Company would be required to distribute the aggregate net proceeds under the representations and warranties insurance policy, if any, to the holders of the Ordinary Shares. Holders of Class A Ordinary Shares would not be entitled to participate in these distributions. Globe shareholders have received Ordinary Shares so that they may receive the benefit of distributions from the net proceeds, if any, of the R&W Policy.

At 31 December 2015 there were 50,000 sterling non-voting redeemable preference shares, 98,078,163 Class A Ordinary Shares and 73,759,990 Ordinary Shares, for a total issued and outstanding share capital of $1,288,787 thousands of dollars (equivalent 1,180,640 thousands of Euros).

7.	Related party balances and transactions

Current balances with related parties

Current balances with related parties at 31 December 2015 are as follows (thousands of Euros):

	Receivables	Payables
Grupo Villar Mir, S.A.U	69	—
Grupo FerroAtlántica, S.A. (Sole-Shareholder Company)	—	(26,532)
	69	(26,532)

Transactions with related parties

Transactions with related parties in 2015 are as follows (thousands of Euros):

	Sales and Operating Income	Cost of Sales	Other Operating Expenses
Grupo FerroAtlántica, S.A. (Sole-Shareholder Company)	—	—	17,576
Total	—	—	17,576

8.	Controlling party

In the opinion of the directors, the Company’s ultimate controlling party is Grupo VM, a company for which group accounts are prepared. Copies of the group financial statements of Grupo VM are available from Grupo VM’s website www.grupovillarmir.es

Ferroglobe PLC

GLOSSARY AND DEFINITIONS

The following definitions apply throughout this U.K. Annual Report unless the context requires otherwise:

“2015 Form 20-F”	the Company’s Form 20-F for the fiscal year ended 31 December 2015;

“Annual General Meeting”	the Company’s annual general meeting to be held on 29 June 2016;

“Aon”	Aon Plc;

“Auditor”	Deloitte LLP, the Company’s independent U.K. statutory auditor;

“Board”	the Company’s board of directors;

“Business Combination”	the business combination of Globe and FerroAtlántica as the Company’s wholly owned subsidiaries on 23 December 2015;

“Business Combination Agreement”	the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, amongst others, the Company, Grupo VM, FerroAtlántica and Globe;

“Class A Ordinary Shares”	the ordinary shares of $7.50 in the capital of the Company;

“Companies Act”	the Companies Act 2006 of England and Wales;

“Company”	Ferroglobe PLC, a company incorporated in England and Wales;

“Company Ordinary Shares”	the Ordinary Shares and Class A Ordinary Shares;

“Compensation Committee”	the compensation committee of the Company;

“EBITDA”	earnings before interest, tax, depreciation and amoritisation;

“EU”	the European Union;

“Exchange Act”	the Securities Exchange Act of 1934 (as amended) of the U.S.;

“Executive Chairman”	the executive chairman of the Company;

“Executive Directors”	the executive directors of the Company;

“Executive Vice-Chairman”	the executive vice-chairman of the Company;

“FerroAtlántica”	Grupo FerroAtlántica, S.A.U. a joint stock company organised under the laws of Italy, including (where the context so requires), its subsidiaries and subsidiary undertakings;

“Ferroglobe”	the Company or, as the context requires, the Group;

“Globe”	Globe Specialty Metals, Inc., a Delaware corporation, including (whether the context requires) its subsidiaries and subsidiary undertakings;

“Group”	the Company and its subsidiaries;

“Grupo VM”	Grupo Villar Mir, S.A.U.;

“IASB”	International Accounting Standards Board;

“IFRS”	International Financial Reporting Standards;

Ferroglobe PLC

“KPI”	key performance indicator;

“NASDAQ”	the NASDAQ Global Market;

“NASDAQ Rules”	the NASDAQ Stock Market Rules;

“Non-Executive Directors”	the non-executive directors of the Company;

“Ordinary Shares”	the ordinary shares of $7.50 each in the capital of the Company;

“SEC”	the U.S. Securities and Exchange Commission;

“U.K.”	the United Kingdom of Great Britain and Northern Ireland;

“U.S.”	the United States of America; and

“$”	U.S. dollars.